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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2001

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                              to

Commission File Number: 1-13515

        Full title of the plan and name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

FOREST OIL CORPORATION
1600 Broadway
Suite 2200
Denver, Colorado 80202

Exhibits.

23.
Consent of Independent Auditors to incorporation by reference in Form S-8.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION
Dated: June 28, 2002	By:	/s/ JOAN C. SONNEN Joan C. Sonnen, Member of the Administrative Committee of the Retirement Savings Plan of Forest Oil Corporation

Retirement Savings Plan of
Forest Oil Corporation

Financial Statements and Supplemental Schedule

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Table of Contents

Independent Auditors' Report	1
Statements of Net Assets Available for Plan Benefits—December 31, 2001 and 2000	2
Statements of Changes in Net Assets Available for Plan Benefits—Years Ended December 31, 2001 and 2000	3
Notes to Financial Statements—December 31, 2001 and 2000	4
Supplemental Schedule
Schedule H, Line 4i—Schedule of Assets (Held at End of Year)—December 31, 2001	9

Independent Auditors' Report

The Participants and Administrative Committee
Retirement Savings Plan of Forest Oil Corporation:

We have audited the accompanying statements of net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Retirement Savings Plan of Forest Oil Corporation as of December 31, 2001 and 2000, and the changes in net assets for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2001 is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements as of December 31, 2001 and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Denver, Colorado
June 12, 2002

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statements of Net Assets Available for Plan Benefits

December 31, 2001 and 2000

	2001	2000
Assets:
Investments, at fair value:
Forest Oil Corporation Common Stock	$1,319,971	1,611,216
Firstar Institutional Investors GIC Fund	1,587,957	1,572,295
Schwab Stable Value Fund	454,877	—
Participant-directed mutual funds	20,543,179	16,761,164

	23,905,984	19,944,675
Loans to participants	439,376	300,778
Cash and short-term investments	—	79,491
Dividends and interest receivable	2,156	—

Total assets	24,347,516	20,324,944
Liabilities:
Stock purchase payables	—	6,375

Total liabilities	—	6,375

Net assets available for plan benefits, including distributions payable to participants of $283,084 in 2000.	$24,347,516	20,318,569

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2001 and 2000

	2001	2000
Additions:
Contributions:
Company	$911,785	579,751
Participants	1,698,863	1,047,504
Transfers from other plans	5,305,206	—
Dividend and interest income	699,935	2,414,181

	8,615,789	4,041,436
Net depreciation in fair value of investments, including realized and unrealized gains and losses	(3,322,698)	(2,934,004)
Deductions:
Distributions to participants	1,248,343	2,105,180
Administrative and other expenses	15,801	—

	1,264,144	2,105,180

Increase (decrease) in net assets available for plan benefits	4,028,947	(997,748)
Net assets available for plan benefits at beginning of year	20,318,569	21,316,317

Net assets available for plan benefits at end of year	$24,347,516	20,318,569

See accompanying notes to financial statements.

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Notes to Financial Statements

December 31, 2001 and 2000

(1)    Description of the Plan

        The Retirement Savings Plan of Forest Oil Corporation (the Plan) is a defined contribution plan sponsored by Forest Oil Corporation and certain of its affiliates (the Company). The Plan includes a cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code and is available to any employee of Forest Oil Corporation or of its affiliates that have adopted the Plan.

        Prior to August 1, 2001 the Plan was not available to certain employees who were participants in a separate 401(k) plan sponsored by the former Forcenergy Inc. On August 1, 2001 all assets held by this separate 401(k) plan were transferred into the Plan as described in Note 3.

        Investment options available to Plan participants during the years ended December 31, 2001 and 2000 are as follows:

Fund Name	Description
Forest Oil Corporation Common Stock	Common stock of Forest Oil Corporation
Firstar Institutional Investors GIC Fund	Collective trust consisting of guaranteed insurance contracts
Janus Fund	Mutual fund consisting primarily of common stocks and similar equity securities
Harbor International Fund	Mutual fund consisting of non-U.S. equity securities
Dodge & Cox Balanced Fund	Mutual fund consisting primarily of common stocks and bonds
Heartland Value Fund	Mutual fund consisting primarily of equity securities with market capitalizations of less than $300,000,000
Pimco Total Return Fund	Mutual fund consisting of fixed income securities with a portfolio duration of three to six years
Chesapeake Institutional Fund	Mutual fund consisting primarily of common and preferred stocks and convertible securities of medium and large capitalization companies
Vanguard S&P 500 Index Fund	Mutual fund consisting primarily of common stocks in the same proportion as the S&P 500 Index.

        The following investment option became available to participants in August, 2001:

Fund Name	Description
Schwab Stable Value Fund	Collective trust consisting of a diversified portfolio of investment contracts issued by high quality financial institutions.

        Employees enrolled in the Plan may elect to defer from 1% to 80% (1% to 15% until January 1, 2002) of their pre-tax compensation, subject to defined limits, as a contribution to the Plan (Deferred Compensation Contribution). Each month, the Company contributes an amount equal to the Deferred Compensation Contribution made by each participant, limited to 5% of the participant's compensation (Company Matching Contribution).

        At the sole discretion of the Executive Committee of the Forest Oil Corporation Board of Directors, the Company may make additional contributions to the Plan (Company Profit-sharing Contribution). The Company Profit-sharing Contribution, if any, is in addition to Company Matching Contributions.

        At the sole discretion of the Executive Committee of the Forest Oil Corporation Board of Directors, Company Matching Contributions and Company Profit-sharing Contributions may be made in cash, in shares of Forest Oil Corporation Common Stock, or in any combination of cash and shares of Forest Oil Corporation Common Stock. All contributions during the plan years ended December 31, 2001 and 2000 were made in cash and consisted only of Company Matching Contributions.

        Participants are fully vested in participant contributions at all times. Company Matching Contributions and Company Profit-sharing Contributions made to a participant's account vest pursuant to a graduated schedule whereby full vesting occurs upon the completion of five years of service. Nonvested Company Matching and Profit-sharing Contributions are subject to forfeiture under certain conditions and forfeited balances are available to reduce subsequent Company Matching Contributions to the Plan. The Company did not use any forfeitures to reduce Company Matching Contributions in 2001 or 2000.

        Since August 1, 2001, expenses associated with recordkeeping fees and trustee/custodial fees of the Plan have been paid by the Plan. These costs are allocated to participants by the recordkeeper based upon each participant's share of total plan assets or, in the case where charges apply to a particular fund, based upon the participant's share of the total fund assets. The Company is responsible for all other costs related to the Plan, such as fees associated with certain distributions, legal fees, consulting fees and audit fees. Prior to August 1, 2001, all Plan expenses were paid by the Company.

        The Company maintains the right to terminate or amend the Plan at any time. In the event of a termination or partial termination of the Plan, or complete discontinuance of contributions to the Plan, the balances of the affected participants as of the date of the termination or discontinuance shall become fully vested and nonforfeitable. The total amount in each participant's account shall be distributed as the Administrative Committee shall direct, to the participant or to the participant's beneficiary, or shall continue to be held in trust for the participant's benefit.

        The foregoing description of the Plan provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions. Copies of the Summary Plan Description are available from the Administrative Committee of the Plan.

(2)    Summary of Significant Accounting Policies

  Basis of Presentation

        The accompanying financial statements have been prepared on the accrual basis of accounting.

        In the course of preparing the financial statements of the Plan, management of the Plan makes various assumptions and estimates to determine the reported amounts of assets, liabilities and changes in net assets available for plan benefits, and in the disclosures of commitments and contingencies. Changes in these assumptions and estimates will occur as a result of the passage of time and the occurrence of future events and, accordingly, actual results could differ significantly from amounts estimated.

  Valuation of Investments

        For financial reporting purposes, investments are recorded at fair value based on quoted market prices or, in the case of the Schwab Stable Value Fund and the Firstar Institutional Investors GIC Fund, based on the contract values of the underlying guaranteed investment contracts. Purchases and sales of securities are recorded on the trade date. Gains or losses on sales of investments are based on the difference between sales proceeds and the cost of the investment determined on an average unit cost basis.

        Investments in the Schwab Stable Value Fund and the Firstar Institutional Investors GIC Fund are recorded at contract value because the contracts are fully benefit-responsive. As such, participants may direct the withdrawal or transfer of all or a portion of their investments at contract value. The fair value of the investments in these funds is estimated to be approximately equal to the contract value at December 31, 2001 and 2000. The average yield of the Schwab Stable Value Fund for the year ended December 31, 2001 was 5.52%. The average yield of the Firstar Institutional Investors GIC Fund for the years ended December 31, 2001 and 2000 was 6.19% and 6.22%, respectively.

        Investments in Forest Oil Corporation Common Stock, the Firstar Institutional Investors GIC Fund, the Schwab Stable Value Fund, the Janus Fund, the Harbor International Fund, the Dodge & Cox Balanced Fund, the Heartland Value Fund, the Pimco Total Return Fund, the Chesapeake Institutional Fund and the Vanguard S&P 500 Index Fund are represented by units. The total value of each fund at any given time consists of the market value of the investments held in the fund, including any income retained on such investments. The average unit value for each fund is computed by dividing the number of units outstanding into the total value of the fund.

  Loans to Participants

        Pursuant to the terms of the Plan, loans may be made to the extent of 50% of a participant's vested interest in all accounts, limited to $50,000. Each loan is evidenced by a promissory note. The interest rate on the loan will be a reasonable rate of interest to be determined based on current interest rates charged by persons in the business of lending money for similar loans at the time the loan is made. The interest rate will remain fixed over the loan term. Loans outstanding as of December 31, 2001 and 2000 bore interest rates ranging from 6.5% to 10.5% and 8.75% to 10.5%, respectively. All outstanding loans must be repaid in full within 90 days following a participant's termination of employment. In the event of default, the participant is deemed to have made a withdrawal of the unpaid principal balance.

  Reclassifications

        Certain 2000 balances have been reclassified to conform to the 2001 presentation.

(3)    Merger with Forcenergy Inc

        On December 7, 2000, the Company completed a merger with Forcenergy Inc. Effective August 1, 2001, the Forcenergy 401(k) plan was merged with and into the Plan. Balances invested in the Forcenergy plan at the time the plans were merged were transferred to the investment options available within the Plan that most closely matched the fund type from the Forcenergy plan.

(4)    Investments

        The Plan's investments are held in a trust fund. Effective August 1, 2001, The Charles Schwab Trust Company became trustee of the Plan and of the trust fund, succeeding State Street Bank and Trust Company in such capacities.

        During the years ended December 31, 2001 and 2000, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value as follows:

	Year ended December 31, 2001	Year ended December 31, 2000
Net Change in Fair Value:
Forest Oil Corporation Common Stock	$(373,869)	558,829
Pooled Funds—Stable Asset Funds	94,185	98,879
Participant-directed mutual funds	(3,043,014)	(3,591,712)

	$(3,322,698)	(2,934,004)

        The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000 are as follows:

	2001	2000
Forest Oil Corporation Common Stock	$1,319,971	1,611,216
Firstar Institutional Investors GIC Fund	1,587,957	1,572,295
Janus Fund	7,988,192	6,933,335
Harbor International Fund	2,601,058	3,020,837
Dodge & Cox Balanced Fund	2,638,296	2,096,757
Heartland Value Fund	2,849,164	1,881,160
Chesapeake Institutional Fund	1,231,418	1,485,720
Vanguard S&P 500 Index Fund	2,669,052	1,143,966

(5)    Reconciliation to Internal Revenue Service (IRS) Form 5500

        Distributions payable to terminated employees are shown as a liability on IRS Form 5500. For financial statement purposes, all net assets of the Plan are considered to be available for plan benefits;

therefore, distributions payable to participants are not deducted from total assets to derive net assets available for plan benefits. Correspondingly, distributions to participants include only actual amounts paid during each year for financial statement purposes. For purposes of the IRS Form 5500, distributions include amounts payable to terminated participants.

        The following is a reconciliation of net assets available for plan benefits as shown in the financial statements to amounts shown on the Forms 5500:

December 31, 2000
Net assets available for plan benefits as shown in the financial statements	$20,318,569
Amounts allocated to withdrawing participants	(283,084)

Net assets available for plan benefits as shown in the Forms 5500	$20,035,485

        The following is a reconciliation of benefits paid to participants as shown in the financial statements to amounts shown on the Forms 5500:

	Years ended December 31,
	2001	2000
Benefits paid to participants as shown in the financial statements	$1,248,343	2,105,180
Add: Amounts allocated to withdrawing participants at December 31, 2001 and 2000, respectively	—	283,084
Less: Amounts allocated to withdrawing participants at December 31, 2000 and 1999, respectively	(283,084)	(45,618)

Benefits paid to participants as shown in the Forms 5500	$965,259	2,342,646

(6)    Federal Income Taxes

        The IRS has issued a determination letter dated March 22, 2002 indicating that the Plan, as amended, and as then designed, was qualified under Section 401(a) of the Internal Revenue Code (the Code) and that the trust was therefore exempt from federal income tax under Section 501(a) of the Code. The Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and that the Plan is qualified and the related trust continues to be tax-exempt.

(7)    Forfeited Accounts

        Forfeited amounts are used to reduce future Company matching contributions. In 2001, there were no forfeitures. In 2000, participants withdrawing from the Plan forfeited $19,065.

Supplemental Schedule

RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2001

Identity of Issue	Number of Shares or Units	Current Value
Forest Oil Corporation Common Stock	42,145	$1,319,971
Firstar Institutional Investors GIC Fund	66,609	1,587,957
Schwab Stable Value Fund	33,563	454,877
Mutual funds:
Janus Fund	324,723	7,988,192
Harbor International Fund	87,785	2,601,058
Dodge & Cox Balanced Fund	40,329	2,638,296
Heartland Value Fund	76,488	2,849,164
Pimco Total Return Fund	54,111	565,999
Chesapeake Institutional Fund	113,078	1,231,418
Vanguard S&P 500 Index Fund	25,206	2,669,052
Loans to participants, bearing interest at rates ranging from 6.5% to 10.5%		439,376

Total investments		$24,345,360

        All investments are held by Schwab Institutional, which is a party-in-interest.

See accompanying independent auditors' report.

EXHIBIT INDEX

Exhibit 23. Consent of KPMG LLP.

QuickLinks

SIGNATURES
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION Table of Contents
Independent Auditors' Report
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION Statements of Net Assets Available for Plan Benefits December 31, 2001 and 2000
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION Statements of Changes in Net Assets Available for Plan Benefits Years Ended December 31, 2001 and 2000
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION Notes to Financial Statements December 31, 2001 and 2000
  Supplemental Schedule
RETIREMENT SAVINGS PLAN OF FOREST OIL CORPORATION Schedule H, Line 4i—Schedule of Assets (Held at End of Year) December 31, 2001
EXHIBIT INDEX